AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 24, 1998
                                                       REGISTRATION NO. 333-
================================================================================
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                                --------------
                                   FORM S-3
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                                --------------
                       INTEGRATED HEALTH SERVICES, INC.
            (Exact name of registrant as specified in its charter)


               DELAWARE                              23-2428312
   (State or other jurisdiction of      (I.R.S. Employer Identification No.)
    incorporation or organization)


                                --------------
     10065 Red Run Boulevard, Owings Mills, Maryland 21117, (410) 998-8400 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                                --------------
    Marshall A. Elkins, Esq., Executive Vice President and General Counsel Integrated Health Services, Inc., 10065 Red Run Boulevard, Owings Mills,

                        Maryland 21117, (410) 998-8400
(Name,  address,  including zip code, and telephone number, including area code, of agent for service)
                                --------------
        Copies of all communications, including all communications sent to the agent for service, should be sent to:


           Carl E. Kaplan, Esq.               Leslie A. Glew, Esq.
        Fulbright & Jaworski L.L.P.          Senior Vice President and
         Associate General Counsel        Integrated Health Services, Inc.
            666 Fifth Avenue                   10065 Red Run Boulevard
         New York, New York 10103            Owings Mills, Maryland 21117
              (212) 318-3000                        (410) 998-8400
            (212) 752-5958(FAX)                   (410) 998-8500(FAX)

                                --------------
        Approximate Date of Commencement of Proposed Sale to the Public:
   From time to time after the effective date of this Registration Statement.

                                --------------

   If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: [ ]

   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: [X]

   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [ ]

                                --------------

                                                   CALCULATION OF REGISTRATION FEE

====================================================================================================================================


         TITLE OF EACH CLASS OF           AOUMNT OF SHARES   PROPOSED MAXIMUM OFFERING   PROPOSED MAXIMUM AGGREGATE      AMOUNT OF
       SECURITIES TO BE REGISTERED        TO BE REGISTERED     PRICE PER SHARE(1)           OFFERING PRICE(1)       REGISTRATION FEE
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, $.001 par value per share
 (including the Preferred Stock Purchase
 Rights)(2) ............................     1,396,691           $ 34.28125                  $ 47,880,313.34           $ 12,927.69

====================================================================================================================================

(1) Estimated solely for the purpose of calculating the registration fee. Such estimates have been calculated in accordance with Rule 457(c) under the Securities Act of 1933 and are based upon the average of the high and low prices per share of the Registrant's Common Stock on the New York Stock Exchange Composite Transaction Tape on July 23, 1998.

(2)  The Preferred  Stock Purchase  Rights,  which are attached to the shares of
     Common  Stock  being   registered,   will  be  issued  for  no   additional
     consideration; no additional registration fee is required.

                                 --------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(A), MAY DETERMINE.

                   SUBJECT TO COMPLETION, DATED JULY 24, 1998

PROSPECTUS

                               1,396,691 SHARES

                                [GRAPHIC OMITTED]

                       INTEGRATED HEALTH SERVICES, INC.

                                 COMMON STOCK

                                --------------
     This Prospectus relates to 1,396,691 shares (the "Shares") of Common Stock, par value $0.001 per share (together with the Preferred Stock Purchase Rights associated therewith, the "Common Stock"), of Integrated Health Services, Inc. ("IHS" or the "Company") which are being offered for sale by certain selling stockholders (the "Selling Stockholders"). See "Selling Stockholders." The Company's Common Stock is traded on the New York Stock Exchange ("NYSE") under the symbol "IHS." On July 23, 1998, the closing price of the Common Stock, as reported in the NYSE consolidated reporting system, was $32.875 per share.

     The Company will not receive any of the proceeds from sales of the Shares by the Selling Stockholders. The Shares may be offered from time to time by the Selling Stockholders (and their donees and pledgees) through ordinary brokerage transactions, in negotiated transactions or otherwise, at market prices prevailing at the time of sale or at negotiated prices. See "Plan of Distribution."

     The Selling Stockholders may be deemed to be "Underwriters" as defined in the Securities Act of 1933, as amended (the "Securities Act"). If any broker-dealers are used to effect sales, any commissions paid to broker-dealers and, if broker-dealers purchase any of the Shares as principals, any profits received by such broker-dealers on the resale of the Shares, may be deemed to be underwriting discounts or commissions under the Securities Act. In addition, any profits realized by the Selling Stockholders may be deemed to be underwriting commissions. All costs, expenses and fees in connection with the registration of the Shares will be borne by the Company. Brokerage commissions, if any, attributable to the sale of the Shares will be borne by the Selling Stockholders (or their donees and pledgees).

                                --------------

     SEE "RISK FACTORS," WHICH BEGINS ON PAGE 6 OF THIS PROSPECTUS, FOR CERTAIN INFORMATION THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.

                                --------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS
                              A CRIMINAL OFFENSE.

                                --------------
                    The date of this Prospectus is    , 1998

Information   contained  herein  is  subject  to  completion  or  amendment.   A
registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities law of any such State.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). The reports, proxy statements and other information filed by the Company with the Commission can be inspected and copied at the public reference facilities of the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices at 7 World Trade Center, 13th Floor, New York, New York 10048, and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material also may be obtained by mail from the Public Reference Section of the Commission, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, reports, proxy materials and other information concerning the Company may be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005. Additionally, the Commission maintains a Web site on the Internet that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission and that is located at http://www.sec.gov.

     This Prospectus constitutes a part of a Registration Statement on Form S-3 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") filed by the Company with the Commission under the Securities Act. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock, reference is hereby made to the Registration Statement. Statements contained herein concerning the provisions of any contract, agreement or other document are not necessarily complete, and in each instance reference is made to the copy of such contract, agreement or other document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference. Copies of the Registration Statement together with exhibits may be inspected at the offices of the Commission as indicated above without charge and copies thereof may be obtained therefrom upon payment of a prescribed fee.

     Private Securities Litigation Reform Act Safe Harbor Statement. This Prospectus (including the documents incorporated by reference herein) contains certain forward-looking statements (as such term is defined in the Private Securities Litigation Reform Act of 1995) and information relating to IHS that are based on the beliefs of the management of IHS, as well as assumptions made by and information currently available to the management of IHS. When used in this Prospectus, the words "estimate," "project," "believe," "anticipate," "intend," "expect" and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views of IHS with respect to future events and are subject to risks and uncertainties, including those discussed under "Risk Factors," that could cause actual results to differ materially from those contemplated in such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. IHS does not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The information in the following documents filed by IHS with the Commission (File No. 1-12306) pursuant to the Exchange Act is incorporated by reference in this Prospectus:

       (a) The Company's Annual Report on Form 10-K for the year ended December 31, 1997, as amended by Form 10-K/A filed May 29, 1998;

       (b) The Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1998, as amended by Form 10-Q/A filed May 29, 1998;

       (c) The Company's Current Report on Form 8-K dated October 17, 1996 and filed October 25, 1996, reporting the acquisition of First American Health Care of Georgia, Inc., as amended by Form 8-K/A filed November 26, 1996 and Amendment No. 1 to Form 8-K/A filed July 11, 1997;

       (d) The Company's Current Report on Form 8-K dated September 25, 1997 and filed October 10, 1997, reporting the Company's acquisition of Community Care of America, Inc. and the Lithotripsy Division of Coram Healthcare Corporation, as amended by Form 8-K/A filed November 25, 1997 and Amendment No. 1 to Form 8-K/A filed May 29, 1998;

       (e) The Company's Current Report on Form 8-K dated October 21, 1997 and filed November 5, 1997, reporting the Company's acquisition of RoTech Medical Corporation, as amended by Form 8-K/A filed November 25, 1997;

       (f) The Company's Current Report on Form 8-K dated December 31, 1997 and filed January 14, 1998, reporting the acquisition of 139 owned, leased or managed long-term care facilities, 12 specialty hospitals and certain other businesses from HEALTHSOUTH Corporation, as amended by Form 8-K/A filed March 16, 1998 and Amendment No. 1 to Form 8-K/A filed May 29, 1998;

       (g) The Company's Current Report on Form 8-K dated March 4, 1998 and filed March 12, 1998, reporting the Company's revenues and operating results for the fourth quarter and year ended December 31, 1997;

       (h) The description of the Company's Common Stock contained in Item 1 of the Company's Registration Statement on Form 8-A dated September 1, 1993; and

       (i) The description of the Company's Preferred Stock Purchase Rights contained in Item 1 of the Company's Registration Statement on Form 8-A dated September 28, 1995.

     All documents filed by the Company with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the filing of a post-effective amendment which indicates that all Shares offered have been sold or which deregisters all Shares then remaining unsold shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained herein or in a previously filed document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or was deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The information relating to IHS contained in this Prospectus should be read together with the information in the documents incorporated by reference.

     THIS PROSPECTUS INCORPORATES BY REFERENCE DOCUMENTS WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. SUCH DOCUMENTS (OTHER THAN EXHIBITS TO SUCH DOCUMENTS UNLESS SUCH EXHIBITS ARE SPECIFICALLY INCORPORATED BY REFERENCE) ARE AVAILABLE WITHOUT CHARGE TO ANY PERSON TO WHOM THIS PROSPECTUS IS DELIVERED, UPON WRITTEN OR ORAL REQUEST. REQUESTS FOR SUCH DOCUMENTS SHOULD BE DIRECTED TO INTEGRATED HEALTH SERVICES, INC., 10065 RED RUN BOULEVARD, OWINGS
MILLS,   MARYLAND   21117,   ATTENTION:   MARC   B.   LEVIN,   EXECUTIVE   VICE
PRESIDENT-INVESTOR RELATIONS, TELEPHONE: (410) 998-8400.

                                  THE COMPANY

     Integrated Health Services, Inc. ("IHS" or the "Company") is one of the nation's leading providers of post-acute healthcare services. Post-acute care is the provision of a continuum of care to patients following discharge from an acute care hospital. IHS' post-acute care services include subacute care, skilled nursing facility care, home respiratory care, home health nursing care, other homecare services and contract rehabilitation, hospice, lithotripsy and diagnostic services. The Company's post-acute care network is designed to address the fact that the cost containment measures implemented by private insurers and managed care organizations and limitations on government reimbursement of hospital costs have resulted in the discharge from hospitals of many patients who continue to require medical and rehabilitative care. IHS' post-acute healthcare system is intended to provide cost-effective continuity of care for its patients in multiple settings and enable payors to contract with one provider to provide all of a patient's needs following discharge from acute care hospitals. The Company believes that its post-acute care network can be extended beyond post-acute care to also provide "pre-acute" care, i.e., services to patients which reduce the likelihood of a need for a hospital stay. IHS' post-acute care network currently consists of approximately 2,000 service locations in 47 states and the District of Columbia.

     The Company's post-acute care network strategy is to provide cost-effective continuity of care for its patients in multiple settings, using geriatric care facilities as platforms to provide a wide variety of subacute medical and rehabilitative services more typically delivered in the acute care hospital setting and using home healthcare to provide those medical and rehabilitative services which do not require 24-hour monitoring. To implement its post-acute care network strategy, IHS has focused on (i) developing market concentration for its post-acute care services in targeted states due to increasing payor consolidation and the increased preference of payors, physicians and patients for dealing with only one service provider; (ii) expanding the range of home healthcare and related services it offers to patients directly in order to provide patients with a continuum of care throughout their recovery, to better control costs and to meet the growing desire by payors for one-stop shopping; and (iii) developing subacute care units. Given the increasing importance of managed care in the healthcare marketplace and the continued cost containment pressures from Medicare, Medicaid and private payors, the Company has been restructuring its operations to enable IHS to focus on obtaining contracts with managed care organizations and to provide capitated services. IHS' strategy is to become a preferred or exclusive provider of post-acute care services to managed care organizations and other payors.

     In implementing its post-acute care network strategy, IHS has recently focused on expanding its home healthcare services to take advantage of healthcare payors' increasing focus on having healthcare provided in the lowest-cost setting possible, recent advances in medical technology which have facilitated the delivery of medical services in alternative sites and patients' desires to be treated at home. Consistent with the Company's strategy, IHS in October 1996 acquired First American Health Care of Georgia, Inc. ("First American"), a provider of home health services, principally home nursing, in 21 states, primarily Alabama, California, Florida, Georgia, Michigan, Pennsylvania and Tennessee. IHS in October 1997 acquired RoTech Medical Corporation ("RoTech"), a provider of home healthcare products and services, with an emphasis on home respiratory, home medical equipment and infusion therapy, principally to patients in non-urban areas (the "RoTech Acquisition"). In
October 1997, IHS also acquired (the "Coram Lithotripsy Acquisition") the lithotripsy division (the "Coram Lithotripsy Division") of Coram Healthcare Corporation ("Coram"), which provided lithotripsy services and equipment maintenance in 180 locations in 18 states, in order to expand the mobile diagnostic treatment and services it offers to patients, payors and other providers. Lithotripsy is a non-invasive technique that utilizes shock waves to disintegrate kidney stones. IHS intends to use the home healthcare setting and the delivery franchise of the home healthcare branch and agency network to (i) deliver sophisticated care, such as skilled nursing care, home respiratory therapy and rehabilitation, outside the hospital or nursing home; (ii) serve as an entry point for patients into the IHS post-acute care network; and (iii) provide a cost-effective site for case management and patient direction.

     IHS has also continued to expand its post-acute care network by increasing the number of facilities it operates or manages. In September 1997, IHS acquired Community Care of America, Inc. ("CCA"), which develops and operates skilled nursing facilities in medically underserved rural communities (the

"CCA Acquisition"). IHS believes that CCA will broaden its post-acute care network to include more rural markets and will complement its existing home care locations in rural markets as well as RoTech's business. In addition, in December 1997, IHS acquired from HEALTHSOUTH Corporation ("HEALTHSOUTH") 139 owned, leased or managed long-term care facilities and 12 specialty hospitals, as well as a contract therapy business having over 1,000 contracts and an institutional pharmacy business serving approximately 38,000 beds (the "Facility Acquisition").

     The Company provides subacute care through medical specialty units ("MSUs"), which are typically 20 to 75 bed specialty units with physical identities, specialized medical technology and staffs separate from the geriatric care facilities in which they are located. MSUs are designed to provide comprehensive medical services to patients who have been discharged from acute care hospitals but who still require subacute or complex medical treatment. The levels and quality of care provided in the Company's MSUs are similar to those provided in the hospital but at per diem treatment costs which IHS believes are generally 30% to 60% below the cost of such care in acute care hospitals. Because of the high level of specialized care provided, the Company's MSUs generate substantially higher net revenue and operating profit per patient day than traditional geriatric care services.

     IHS presently operates 359 geriatric care facilities (303 owned or leased and 56 managed), excluding 10 facilities acquired in the CCA Acquisition and 19 facilities acquired in the Facility Acquisition which are being held for sale, and 158 MSUs located within 84 of these facilities. Specialty medical services revenues, which include all MSU charges, all revenue from providing rehabilitative therapies, pharmaceuticals, medical supplies and durable medical equipment to all its patients, all revenue from its Alzheimer's programs and all revenue from its provision of pharmacy, rehabilitation therapy, home healthcare, hospice care and similar services to third-parties, constituted approximately 65%, 70% and 79% of net revenues during the years ended December 31, 1995, 1996 and 1997, respectively, and 79% and 71% of net revenues in the six months ended June 30, 1997 and 1998, respectively. IHS also offers a wide range of basic medical services as well as a comprehensive array of respiratory, physical, speech, occupational and physiatric therapy in all its geriatric care facilities. For the year ended December 31, 1997 and the six months ended June 30, 1998, approximately 35% and 31%, respectively, of IHS' revenues were derived from home health and hospice care, approximately 44% and 41%, respectively, were derived from subacute and other ancillary services, approximately 19% and 28%, respectively, were derived from traditional basic nursing home services, and approximately 2% and 1%, respectively, were derived from management and other services. On a pro forma basis after giving effect to the acquisitions consummated by IHS in 1997, for the year ended December 31, 1997, approximately 30% of IHS' revenues were derived from home health and hospice care, approximately 43% were derived from subacute and other ancillary services, approximately 26% were derived from traditional basic nursing home services and the remaining approximately 1% were derived from management and other services.

     Integrated Health Services, Inc. was incorporated in March 1986 as a Pennsylvania corporation and reorganized as a Delaware corporation in November 1986. IHS' principal executive offices are located at 10065 Red Run Boulevard, Owings Mills, Maryland 21117 and its telephone number is (410) 998-8400. Unless the context indicates otherwise, the terms "IHS" and the "Company" include Integrated Health Services, Inc. and its subsidiaries.

                                 RISK FACTORS

     In addition to the other information in this Prospectus, the following factors should be considered carefully in evaluating the Company and its business before purchasing the shares of Common Stock offered hereby. This Prospectus contains, in addition to historical information, forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially. Factors that could cause or contribute to such differences include, but are not limited to, those discussed below, as well as those discussed elsewhere in this Prospectus (including the documents incorporated by reference herein).

     Risks Related to Substantial Indebtedness. The Company's indebtedness is substantial in relation to its stockholders' equity. At June 30, 1998, IHS' total long-term debt, including current portion, accounted for 68.7% of its total capitalization. IHS also has significant lease obligations with respect to the facilities operated pursuant to long-term leases, which aggregated approximately $687.0 million at June 30, 1998. For the year ended December 31, 1997 and the six months ended June 30, 1998 the Company's rent expense was $105.1 million ($163.7 million on a pro forma basis after giving effect to the acquisitions consummated by IHS in 1997) and $71.0 million, respectively. In addition, IHS is obligated to pay an additional $155 million in respect of the acquisition of First American during 2000 to 2004, of which $117.3 million (representing the present value thereof) has been recorded at June 30, 1998. The Company's strategy of expanding its specialty medical services and growing through acquisitions may require additional borrowings in order to finance working capital, capital expenditures and the purchase price of any acquisitions. The degree to which the Company is leveraged, as well as its rent expense, could have important consequences to securityholders, including: (i) IHS' ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions or general corporate purposes may be impaired, (ii) a substantial portion of IHS' cash flow from operations may be dedicated to the payment of principal and interest on its indebtedness and rent expense, thereby reducing the funds available to IHS for its operations, (iii) certain of IHS' borrowings bear, and will continue to bear, variable rates of interest, which expose IHS to increases in interest rates, and (iv) certain of IHS' indebtedness contains financial and other restrictive covenants, including those restricting the incurrence of additional indebtedness, the creation of liens, the payment of dividends and sales of assets and imposing minimum net worth requirements. In addition, IHS' leverage may also adversely affect IHS' ability to respond to changing business and economic conditions or continue its growth strategy. There can be no assurance that IHS' operating results will be sufficient for the payment of IHS' indebtedness. If IHS were unable to meet interest, principal or lease payments, or satisfy financial covenants, it could be required to seek renegotiation of such payments and/or covenants or obtain additional equity or debt financing. If additional funds are raised by issuing equity securities, the Company's stockholders may experience dilution. Further, such equity securities may have rights, preferences or privileges senior to those of the Common Stock. To the extent IHS finances its activities with additional debt, IHS may become subject to certain additional financial and other covenants that may restrict its ability to pursue its growth strategy and to pay dividends on the Common Stock. There can be no assurance that any such efforts would be successful or timely or that the terms of any such financing or refinancing would be acceptable to IHS. See "-- Risks Related to Capital Requirements."

     In connection with IHS' offering of its 9 1/4% Senior Subordinated Notes due 2008 in September 1997 (the "9 1/4% Senior Notes"), Standard & Poors ("S&P") confirmed its B rating of IHS' other subordinated debt obligations, but with a negative outlook, and assigned the same rating to the 9 1/4% Senior Notes. In November 1997, S&P placed the Company's senior credit and subordinated debt ratings on CreditWatch with negative implications due to the proposed Facility Acquisition and in January 1998 S&P downgraded IHS' corporate credit and bank loan ratings to B+ and its subordinated debt ratings to B- as a result of the Facility Acquisition. S&P stated that the speculative grade ratings reflect the Company's high debt leverage and aggressive acquisition strategy, uncertainties with respect to future government efforts to control Medicare and Medicaid and the unknown impact on IHS of recent changes in healthcare regulation providing for a prospective payment system for both nursing homes and home healthcare. S&P noted IHS' outlook was stable. In connection with the offering of the 9 1/4% Senior Notes, Moody's Investors Service ("Moody's") downgraded to B2 the Company's other senior subordinated debt obligations, but noted that the outlook for the rating was stable, and assigned the new rating to the 9 1/4% Senior Notes. Moody's stated that the rating action reflects Moody's concern about the Company's continued rapid growth through acquisitions, which has resulted in negative tangible equity of $114 million, making no adjustment for the $259 million of convertible debt of IHS outstanding. Moody's also stated that the availability provided by the Company's new credit facility and the 9 1/4% Senior Notes positioned the Company to complete sizable acquisition transactions using solely debt. Moody's further noted that the rating reflects that there are significant changes underway in the reimbursement of services rendered by IHS, and that the exact impact of these changes is uncertain.

     Risks Associated with Growth Through Acquisitions and Internal Development. IHS' growth strategy involves growth through acquisitions and internal development and, as a result, IHS is subject to various risks associated with this growth strategy. The Company's planned expansion and growth require that the Company expand its home healthcare services through the acquisition of additional home healthcare providers and that the Company acquire, or establish relationships with, third parties which provide post-acute care services not currently provided by the Company and that the Company acquire, lease or acquire the right to manage for others additional facilities. Such expansion and growth will depend on the Company's ability to create demand for its post-acute care programs, the availability of suitable acquisition, lease or management candidates and the Company's ability to finance such acquisitions and growth. The successful implementation of the Company's post-acute healthcare system, including the capitation of rates, will depend on the Company's ability to expand the amount of post-acute care services it offers directly to its patients rather than through third-party providers. There can be no assurance that suitable acquisition candidates will be located, that acquisitions can be consummated, that acquired facilities and companies can be successfully integrated into the Company's operations, or that the Company's post-acute healthcare system, including the capitation of rates, can be successfully implemented. The post-acute care market is highly competitive, and the Company faces substantial competition from hospitals, subacute care providers, rehabilitation providers and home healthcare providers, including competition for acquisitions. The Company anticipates that competition for acquisition opportunities will intensify due to the ongoing consolidation in the healthcare industry. See "-- Risks Related to Managed Care Strategy" and "-- Competition."

     The successful integration of acquired businesses, including First American, RoTech, CCA, the Coram Lithotripsy Division and the facilities and other businesses acquired from HEALTHSOUTH, is important to the Company's future financial performance. The anticipated benefits from any of these acquisitions may not be achieved unless the operations of the acquired businesses are successfully combined with those of the Company in a timely manner. The integration of the Company's recent acquisitions will require substantial attention from management. The diversion of the attention of management, and any difficulties encountered in the transition process, could have a material adverse effect on the Company's operations and financial results. In addition, the process of integrating the various businesses could cause the interruption of, or a loss of momentum in, the activities of some or all of these businesses, which could have a material adverse effect on the Company's operations and financial results. There can be no assurance that the Company will realize any of the anticipated benefits from its acquisitions. The acquisition of service companies that are not profitable, or the acquisition of new facilities that result in significant integration costs and inefficiencies, could also adversely affect the Company's profitability.

     IHS' current and anticipated future growth has placed, and will continue to place, significant demands on the management, operational and financial resources of IHS. The Company's ability to manage its growth effectively will require it to continue to improve its operational, financial and management information systems and to continue to attract, train, motivate, manage and retain key employees. There can be no assurance that IHS will be able to manage its expanded operations effectively. See "-- Risks Related to Capital Requirements."

     There can be no assurance that the Company will be successful in implementing its strategy or in responding to ongoing changes in the healthcare industry which may require adjustments to its strategy. If IHS fails to implement its strategy successfully or does not respond timely and adequately to ongoing changes in the healthcare industry, the Company's business, financial condition and results of operations will be materially adversely affected.

     Risks Related to Managed Care Strategy. Managed care payors and traditional indemnity insurers have experienced pressure from their policyholders to curb or reduce the growth in premiums paid to such organizations for healthcare services. This pressure has resulted in demands on healthcare service providers to reduce their prices or to share in the financial risk of providing care through alternate fee structures such as capitation or fixed case rates. Given the increasing importance of managed care in the healthcare marketplace and the continued cost containment pressures from Medicare and Medicaid, IHS has been restructuring its operations to enable IHS to focus on obtaining contracts with managed care organizations and to provide capitated services. The Company believes that its home healthcare capabilities will be an important component of its ability to provide services under capitated and other alternate fee arrangements. However, to date there has been limited demand among managed care organizations for post-acute care network services, and there can be no assurance that demand for such services will increase. Further, IHS has limited experience in providing services under capitated and other alternate fee arrangements and setting the applicable rates. Accordingly, there can be no assurance that the fees received by IHS will cover the cost of services provided. If revenue for capitated services is insufficient to cover the treatment costs, IHS' operating results could be adversely affected. As a result, the success of IHS' managed care strategy will depend in large part on its ability to increase demand for post-acute care services among managed care organizations, to obtain favorable agreements with managed care organizations and to manage effectively its operating and healthcare delivery costs through various methods, including utilization management and competitive pricing for purchased services. Additionally, there can be no assurance that pricing pressures faced by healthcare providers will not have a material adverse effect on the Company's business, results of operations and financial condition.

     Further, pursuing a strategy focused on risk-sharing fee arrangements entails certain regulatory risks. Many states impose restrictions on a service provider's ability to provide capitated services unless it meets certain financial criteria, and may view capitated fee arrangements as an insurance activity, subjecting the entity accepting the capitated fee to regulation as an insurance company rather than merely a licensed healthcare provider accepting a business risk in connection with the manner in which it is charging for its services. The laws governing risk-sharing fee arrangements for healthcare service providers are evolving and are not certain at this time. If the risk-sharing activities of IHS require licensure as an insurance company, there can be no assurance that IHS could obtain or maintain the necessary licensure, or that IHS would be able to meet any financial criteria imposed by a state. If the Company were precluded from providing services under risk-sharing fee arrangements, its managed care strategy would be adversely affected. See "-Uncertainty of Government Regulation."

     Risks Related to Capital Requirements. IHS' growth strategy requires substantial capital for the acquisition of additional home healthcare and related service providers and geriatric care facilities. The effective integration, operation and expansion of the existing businesses will also require substantial capital. The Company expects to finance new acquisitions from a combination of funds from operations, borrowings under its bank credit facility and the issuance of debt and equity securities. IHS may raise additional capital through the issuance of long-term or short-term indebtedness or the issuance of additional equity securities in private or public transactions, at such times as management deems appropriate and the market allows. Any of such financings could result in dilution of existing equity positions, increased interest and amortization expense or decreased income to fund future expansion. There can be no assurance that acceptable financing for future acquisitions or for the integration and expansion of existing businesses and operations can be obtained. The Company's bank credit facility limits the Company's ability to make acquisitions, and certain of the indentures under which the Company's outstanding senior subordinated debt securities were issued limit the Company's ability to incur additional indebtedness unless certain financial tests are met. See "-- Risks Related to Substantial Indebtedness."

     Risks Related to Recent Acquisitions. IHS has recently completed several major acquisitions, including the acquisitions of First American, RoTech, CCA and the Coram Lithotripsy Division and the Facility Acquisition, and is still in the process of integrating those acquired businesses. The IHS Board of Directors and senior management of IHS face a significant challenge in their efforts to integrate the acquired businesses, including First American, RoTech, CCA, the Coram Lithotripsy Division and the facilities and other businesses acquired from HEALTHSOUTH. The dedication of management re-sources to such integration may detract attention from the day-to-day business of IHS. The difficulties of integration may be increased by the necessity of coordinating geographically separated organizations, integrating personnel with disparate business backgrounds and combining different corporate cultures. There can be no assurance that there will not be substantial costs associated with such activities or that there will not be other material adverse effects of these integration efforts. Further, there can be no assurance that management's efforts to integrate the operations of IHS and newly acquired companies will be successful or that the anticipated benefits of the recent acquisitions will be fully realized.

     IHS has recently expanded significantly its home healthcare operations. During the years ended December 31, 1996 and 1997 and the six months ended June 30, 1997 and 1998, home healthcare accounted for approximately 16.3%, 35.4%, 30.8% and 29.9%, respectively, of IHS' total revenues. On a pro forma basis, after giving effect to the acquisitions and divestitures consummated by IHS in 1996 and 1997, home healthcare accounted for approximately 28.8% and 29.6% of IHS' total revenues in 1996 and 1997, respectively. On a pro forma basis, approximately 70.7% and 73.0% of IHS' home healthcare revenues were derived from Medicare in the years ended December 31, 1996 and 1997, respectively. On a pro forma basis, after giving effect to the acquisitions and divestitures consummated by IHS in 1996 and 1997, home nursing services accounted for approximately 64.2% and 56.2%, respectively, of IHS' home healthcare revenues in these periods. Medicare has developed a national fee schedule for infusion therapy and home medical equipment which provides reimbursement at 80% of the amount of any fee on the schedule. The remaining 20% is paid by other third party payors (including Medicaid in the case of "medically indigent" patients) or patients. With respect to home nursing, Medicare generally reimburses for the cost of providing such services, up to a regionally adjusted allowable maximum per visit and per discipline with no fixed limit on the number of visits prior to 1998. There generally is no deductible or coinsurance. As a result, there is no reward for efficiency, provided that costs are below the cap, and traditional home healthcare services carry relatively low margins. The Balanced Budget Act of 1997 (the "BBA"), enacted in August 1997, provides for a reduction in current cost reimbursement for home nursing care pending implementation of a prospective payment system for home nursing services for cost reporting periods beginning on or after October 1, 1999. Implementation of a prospective payment system will be a critical element to the success of IHS' expansion into home nursing services. Based upon prior legislative proposals, IHS believes that a prospective payment system would most likely provide a healthcare provider a predetermined rate for a given service, with providers that have costs below the predetermined rate being entitled to keep some or all of this difference. There can be no assurance that Medicare will implement a prospective payment system for home nursing services in the next several years or at all. The implementation of a prospective payment system requires IHS to make contingent payments related to the First American Acquisition of $155 million over a period of five years. Until a prospective payment system for home nursing services is introduced, IHS anticipates that margins for home nursing will remain low and may adversely impact its financial performance. IHS is currently exploring ways to reduce the impact of its home nursing business on its financial performance, which may include a "spin-off" of such operations. In addition, the BBA reduces the Medicare national payment limits for oxygen and oxygen equipment used in home respiratory therapy by 25% in 1998 and 30% (from 1997 levels) in 1999 and each subsequent year. Approximately 50% of RoTech's total revenues for 1997 were derived from the provision of oxygen services to Medicare patients. The inability of IHS to realize operating efficiencies and provide home healthcare services at a cost below the established Medicare fee schedule could have a material adverse effect on IHS' home healthcare operations and its post-acute care network. See "-- Risk of Adverse Effect of Healthcare Reform."

     Reliance on  Reimbursement  by Third  Party  Payors.  The Company  receives payment for services rendered to patients from private insurers and patients themselves, from the Federal government under Medicare, and from the states in which it operates under Medicaid. The healthcare industry is experiencing a trend toward cost containment, as government and other third party payors seek to impose lower reimbursement and utilization rates and negotiate reduced payment schedules with service providers. These cost containment measures, combined with the increasing influence of managed care payors and competition for patients, has resulted in reduced rates of reimbursement for services provided by IHS, which has adversely affected, and may continue to adversely affect, IHS' margins, particularly in its skilled nursing and subacute facilities. Aspects of certain healthcare reform proposals, such as cutbacks in the Medicare and Medicaid programs, reductions in Medicare reimbursement rates and/or limitations on reimbursement rate increases, containment of healthcare costs on an interim basis by means that could include a short-term freeze on prices charged by healthcare providers, and permitting greater state flexibility in the administration of Medicaid, could adversely affect the Company. There can be no assurance that adequate reimbursement levels will continue to be available for services to be provided by IHS which are currently being reimbursed by Medicare, Medicaid or private payors. Significant limits on the scope of services reimbursed and on reimbursement rates and fees could have a material adverse effect on the Company's results of operations and financial condition. See "-- Risk of Adverse Effect of Healthcare Reform." During the years ended December 31, 1995, 1996 and 1997 and the six months ended June 30, 1997 and 1998, the Company derived approximately 55%, 60%, 66%, 67% and 63%, respectively, of its patient revenues from Medicare and Medicaid. On a pro forma basis after giving effect to the acquisitions and divestitures consummated by IHS in 1996 and 1997, approximately 69% of the Company's patient revenues have been derived from Medicare and Medicaid in each of the years ended December 31, 1996 and 1997.

     The sources and amounts of the Company's patient revenues derived from the operation of its geriatric care facilities and MSU programs are determined by a number of factors, including licensed bed capacity of its facilities, occupancy rate, the mix of patients and the rates of reimbursement among payor categories (private, Medicare and Medicaid). Changes in the mix of the Company's patients among the private pay, Medicare and Medicaid categories can significantly affect the profitability of the Company's operations. The Company's cost of care for its MSU patients generally exceeds regional reimbursement limits established under Medicare. The success of the Company's MSU strategy will depend in part on its ability to obtain per diem rate approvals for costs which exceed the Medicare established per diem rate limits and by obtaining waivers of these limitations. There can be no assurance that the Company will be able to obtain the waivers necessary to enable the Company to recover its excess costs.

     Managed care organizations and other third party payors have continued to consolidate to enhance their ability to influence the delivery of healthcare services. Consequently, the healthcare needs of a large percentage of the United States population are provided by a small number of managed care organizations and third party payors. These organizations generally enter into service agreements with a limited number of providers for needed services. To the extent such organizations terminate IHS as a preferred provider and/or engage IHS' competitors as a preferred or exclusive provider, the business of IHS could be materially adversely affected.

     Risk of Adverse Effect of Healthcare Reform. In addition to extensive existing government healthcare regulation, there are numerous initiatives on the federal and state levels for comprehensive reforms affecting the payment for and availability of healthcare services, including a number of proposals that would significantly limit reimbursement under Medicare and Medicaid. It is not clear at this time what proposals, if any, will be adopted or, if adopted, what effect such proposals would have on the Company's business. Aspects of certain of these healthcare proposals, such as cutbacks in the Medicare and Medicaid programs, containment of healthcare costs on an interim basis by means that could include a short-term freeze on prices charged by healthcare providers, and permitting greater state flexibility in the administration of Medicaid, could adversely affect the Company. IHS expects that there will continue to be numerous initiatives on the federal and state levels for comprehensive reforms affecting the payment for and availability of healthcare services, including proposals that will further limit reimbursement under Medicare and Medicaid. It is not clear at this time what proposals, if any, will be adopted or, if adopted, what effect such proposals will have on IHS' business. See "-- Risks Related to Recent Acquisitions" and "-- Reliance on Reimbursement by Third Party Payors." There can be no assurance that currently proposed or future healthcare legislation or other changes in the administration or interpretation of governmental healthcare programs will not have an adverse effect on the Company or that payments under governmental programs will remain at levels comparable to present levels or will be sufficient to cover the costs allocable to patients eligible for reimbursement pursuant to such programs. Concern about the potential effects of the proposed reform measures has contributed to the volatility of prices of securities of companies in healthcare and related industries, including the Company, and may similarly affect the price of the Company's securities in the future. See "-- Uncertainty of Government Regulation."

     The BBA provides, among other things, for a prospective payment system for skilled nursing facilities to be implemented for cost reporting periods beginning on or after July 1, 1998, a prospective payment system for home nursing to be implemented for cost reporting periods beginning on or after October 1, 1999, a reduction in current cost reimbursement for home nursing care pending implementation of a prospective payment system, reductions (effective January 1, 1998) in Medicare reimbursement for oxygen and oxygen equipment for home respiratory therapy and a shift of the bulk of home health coverage from Part A to Part B of Medicare. The BBA also instituted consolidated billing for skilled nursing facility services, under which payments for non-physician Part B services for beneficiaries no longer eligible for Part A skilled nursing facility care will be made to the facility, regardless of whether the item or service was furnished by the facility, by others under arrangement or under any other contracting or consulting arrangement, effective for items or services furnished on or after July 1, 1997. With respect to Medicaid, the BBA repeals the so-called Boren Amendment, which required state Medicaid programs to reimburse nursing facilities for the costs that are incurred by efficiently and economically operated providers in order to meet quality and safety standards. As a result, states now have considerable flexibility in establishing payment rates. The inability of IHS to provide home healthcare and/or skilled nursing services at a cost below the established Medicare fee schedule could have a material adverse effect on IHS' home healthcare operations, post-acute care network and business generally.

     Under the new prospective payment system for Medicare reimbursement to skilled nursing facilities, facilities will receive a pre-established daily rate for each individual Medicare beneficiary being cared for, based on the activity level of the patient. The pre-established daily rate will cover all routine, ancillary and capital costs. The prospective payment system will be phased in over four years on a blended rate of the facility-specific costs and the new federal per diem rate. The blended rate for the first year of transition will take 75% of the facility-specific per diem rate and 25% of the federal per diem rate. In each subsequent transition year, the facility-specific per diem rate component will decrease by 25% and the federal per diem rate component will increase by 25%, ultimately resulting in a rate based 100% upon the federal per diem. The facility-specific per diem rate is based upon the facility's 1995 cost report for routine, ancillary and capital services, updated using a skilled nursing market basket index. The federal per diem is calculated by the weighted average of each facility's standardized costs, based upon the historical national average per diem for freestanding facilities. Prospective payment for IHS' owned and leased skilled nursing facilities will be effective beginning January 1, 1999 for all facilities other than the facilities acquired from HEALTHSOUTH, which will become subject to prospective payment on June 1, 1999. Prospective payment for skilled nursing facilities managed by IHS will be effective for each facility at the beginning of its first cost reporting period beginning on or after July 1, 1998. The new prospective payment system will also cover ancillary services provided to patients at skilled nursing facilities.

     IHS anticipates that the prospective payment system for home nursing will provide for prospectively established per visit payments to be made for all covered services, which will then be subject to an annual aggregate per episode limit at the end of the year. Home health agencies that are able to keep their total expenses per visit during the year below their per episode annual limits will be able to retain a specified percentage of the difference, subject to certain aggregate limitations. Such changes could have a material adverse effect on the Company and its growth strategy. The implementation of a prospective payment system requires the Company to make contingent payments related to the acquisition of First American of $155 million over a period of five years. The failure to implement a prospective payment system for home nursing services in the next several years could adversely affect IHS' post- acute care network strategy. See "-- Risks Related to Recent Acquisitions."

     Uncertainty of Government Regulation. The Company and the healthcare industry generally are subject to extensive federal, state and local regulation governing licensure and conduct of operations at existing facilities, construction of new facilities, acquisition of existing facilities, additions of new ser-
vices, certain capital expenditures, the quality of services provided and the manner in which such services are provided and reimbursement for services rendered. Changes in applicable laws and regulations or new interpretations of existing laws and regulations could have a material adverse effect on licensure, eligibility for participation, permissible activities, operating costs and the levels of reimbursement from governmental and other sources. There can be no assurance that regulatory authorities will not adopt changes or new interpretations of existing regulations that could adversely affect the Company. The failure to maintain or renew any required regulatory approvals or licenses could prevent the Company from offering existing services or from obtaining reimbursement. In certain circumstances, failure to comply at one facility may affect the ability of the Company to obtain or maintain licenses or approvals under Medicare and Medicaid programs at other facilities. In addition, in the conduct of its business the Company's operations are subject to review by federal and state regulatory agencies to assure continued compliance with various standards, their continued licensing under state law and their certification under the Medicare and Medicaid programs. In the course of these reviews, problems are from time to time identified by these agencies. The Company has to date been able to resolve these problems in a manner satisfactory to the regulatory agencies without a material adverse effect on its business, and the Company believes that it will be able to resolve all current reviews in a manner satisfactory to the regulatory agencies without a material adverse effect on its business. However, there can be no assurance that IHS will be able to satisfactorily resolve all current or future reviews.

     In 1995 the Health Care Financing Administration ("HCFA") implemented stricter guidelines for annual state surveys of long-term care facilities and expanded remedies available to enforce compliance with the detailed regulations mandating minimum healthcare standards. Remedies include fines, new patient admission moratoriums, denial of reimbursement, federal or state monitoring of operations, closure of facilities and termination of provider reimbursement agreements. These provisions eliminate the ability of operators to appeal the scope and severity of any deficiencies and grant state regulators the authority to impose new remedies, including monetary penalties, denial of payments and termination of the right to participate in the Medicare and/or Medicaid programs. The Company believes these new guidelines may result in an increase in the number of facilities that will not be in "substantial compliance" with the regulations and, as a result, subject to increased disciplinary actions and remedies, including admission holds and termination of the right to participate in the Medicare and/or Medicaid programs. In ranking facilities, survey results subsequent to October 1990 are considered. As a result, the Company's acquisition of poorly performing facilities could adversely affect the Company's business to the extent remedies are imposed at such facilities.

     In September 1997, President Clinton, in an attempt to curb Medicare fraud, imposed a moratorium on the certification under Medicare of new home healthcare companies, which moratorium expired in January 1998, and implemented rules requiring home healthcare providers to reapply for Medicare certification every three years. In addition, HCFA will double the number of detailed audits of home healthcare providers it completes each year and increase by 25% the number of home healthcare claims it reviews each year. IHS cannot predict what effect, if any, these new rules will have on IHS' business and the expansion of its home healthcare operations.

     The Company is also subject to federal and state laws which govern financial and other arrangements between healthcare providers. These laws often prohibit certain direct and indirect payments or fee-splitting arrangements between healthcare providers that are designed to induce or encourage the referral of patients to, or the recommendation of, a particular provider for medical products and services. These laws include the federal "Stark Acts," which prohibit, with limited exceptions, financial relationships between ancillary service providers and referring physicians, and the federal "anti-kickback law," which prohibits, among other things, the offer, payment, solicitation or receipt of any form of remuneration in return for the referral of Medicare and Medicaid patients. The Office of Inspector General of the Department of Health and Human Services, the Department of Justice and other federal agencies interpret these fraud and abuse provisions liberally and enforce them aggressively. The BBA contains new civil monetary penalties for violations of these laws and imposes an affirmative duty on providers to insure that they do not employ or contract with persons excluded from the Medicare program. The BBA also provides a minimum 10 year period for exclusion from participation in Federal healthcare programs of persons convicted of a prior healthcare violation. In addition, some states restrict certain business relationships between physicians and other providers of healthcare services. Many states prohibit business corporations from providing, or holding themselves out as a provider of, medical care. Possible sanctions for violation of any of these restrictions or prohibitions include loss of licensure or eligibility to participate in reimbursement programs (including Medicare and Medicaid), asset forfeitures and civil and criminal penalties. These laws vary from state to state, are often vague and have seldom been interpreted by the courts or regulatory agencies. The Company seeks to structure its business arrangements in compliance with these laws and, from time to time, the Company has sought guidance as to the interpretation of such laws; however, there can be no assurance that such laws ultimately will be interpreted in a manner consistent with the practices of the Company. In addition to these anti-kickback and self-referral prohibitions, there are various federal and state laws prohibiting other types of fraud by healthcare providers, including criminal provisions which prohibit filing false claims or making false statements to receive payment or certification under Medicare or Medicaid. The false claims statutes include the Federal False Claims Act, which allows any person to bring a suit, known as a qui-tam action, alleging false or fraudulent Medicare and Medicaid claims or other violations of the statute and to share in any amounts paid by the entity to the government in fines or settlement. The federal and state governments are devoting increasing attention and resources to anti-fraud initiatives against healthcare providers.

     Many states have adopted certificate of need or similar laws which generally require that the appropriate state agency approve certain acquisitions or capital expenditures in excess of defined levels and determine that a need exists for certain new bed additions, new services and the acquisition of such medical equipment or capital expenditures or other changes prior to beds and/or services being added. Many states have placed a moratorium on granting additional certificates of need or otherwise stated their intent not to grant approval for new beds. To the extent certificates of need or other similar approvals are required for expansion of the Company's operations, either through facility acquisitions or expansion or provision of new services or other changes, such expansion could be adversely affected by the failure or inability to obtain the necessary approvals, changes in the standards applicable to such approvals and possible delays in, and the expenses associated with, obtaining such approvals.

     The Company is unable to predict the future course of federal, state or local regulation or legislation, including Medicare and Medicaid statutes and regulations. Further changes in the regulatory framework could have a material adverse effect on the Company's business, results of operations and financial condition. See "-- Risk of Adverse Effect of Healthcare Reform."

     Competition. The healthcare industry is highly competitive and is subject to continuing changes in the provision of services and the selection and compensation of providers. The Company competes on a local and regional basis with other providers on the basis of the breadth and quality of its services, the quality of its facilities and, to a more limited extent, price. The Company also competes with other providers in the acquisition and development of additional facilities and service providers. The Company's current and potential competitors include national, regional and local operators of geriatric care facilities, acute care hospitals and rehabilitation hospitals, extended care centers, retirement centers and community home health agencies, other home healthcare companies and similar institutions, many of which have significantly greater financial and other resources than the Company. In addition, the Company competes with a number of tax-exempt nonprofit organizations which can finance acquisitions and capital expenditures on a tax-exempt basis or receive charitable contributions unavailable to the Company. New service introductions and enhancements, acquisitions, continued industry consolidation and the development of strategic relationships by IHS' competitors could cause a significant decline in sales or loss of market acceptance of IHS' services or intense price competition or make IHS' services noncompetitive. Further, technological advances in drug delivery systems and the development of new medical treatments that cure certain complex diseases or reduce the need for healthcare services could adversely impact the business of IHS. There can be no assurance that IHS will be able to compete successfully against current or future competitors or that competitive pressures will not have a material adverse effect on IHS' business, financial condition and results of operations. IHS also competes with various healthcare providers with respect to attracting and retaining qualified management and other personnel. Any significant failure by IHS to attract and retain qualified employees could have a material adverse effect on its business, results of operations and financial condition.

     Effect of Certain Anti-Takeover Provisions. IHS' Third Restated Certificate of Incorporation and By-laws, as well as the Delaware General Corporation Law (the "DGCL"), contain certain provisions that could have the effect of making it more difficult for a third party to acquire, or discouraging a third party from attempting to acquire, control of IHS. These provisions could limit the price that certain investors might be willing to pay in the future for shares of Common Stock. Certain of these provisions allow IHS to issue, without stockholder approval, preferred stock having voting rights senior to those of the Common Stock. Other provisions impose various procedural and other requirements that could make it more difficult for stockholders to effect certain corporate actions. In addition, the IHS Stockholders' Rights Plan, which provides for discount purchase rights to certain stockholders of IHS upon certain acquisitions of 20% or more of the outstanding shares of Common Stock, may also inhibit a change in control of IHS. As a Delaware corporation, IHS is subject to Section 203 of the DGCL, which, in general, prevents an "interested stockholder" (defined generally as a person owning 15% or more of the corporation's outstanding voting stock) from engaging in a "business combination" (as defined) for three years following the date such person became an interested stockholder unless certain conditions are satisfied.

     Possible Volatility of Stock Price. There may be significant volatility in the market price of the Common Stock. Quarterly operating results of IHS, changes in general conditions in the economy, the financial markets or the healthcare industry, or other developments affecting IHS or its competitors, could cause the market price of the Common Stock to fluctuate substantially. In addition, in recent years the stock market and, in particular, the healthcare industry segment, has experienced significant price and volume fluctuations. This volatility has affected the market price of securities issued by many companies for reasons unrelated to their operating performance. In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been initiated against such company. Such litigation could result in substantial costs and a diversion of management's attention and resources, which could have a material adverse effect upon IHS' business, operating results and financial condition.

                              RECENT DEVELOPMENTS

     Set forth below is certain unaudited summary information with respect to the Company's operations for the three and six months ended June 30, 1997 and 1998 and balance sheet data as of June 30, 1998.

STATEMENT OF OPERATIONS:

                                                        THREE MONTHS ENDED               SIX MONTHS ENDED
                                                             JUNE 30,                        JUNE 30,

                                                   ============================   ==============================
                                                        1998           1997            1998             1997
                                                   -------------   ------------   --------------   -------------
                                                                         ($ IN THOUSANDS)


Net revenues

 Basic medical services ........................     $ 232,349       $ 88,055      $   467,248       $ 176,810
 Specialty medical services ....................       575,829        360,113        1,188,025         722,802
 Management services and other .................         8,680          9,722           16,735          19,402
                                                     ---------       --------      -----------       ---------
   Total revenues ..............................       816,858        457,890        1,672,008         919,014
                                                     ---------       --------      -----------       ---------
Costs and expenses

 Operating, general and administrative .........       607,739        356,871        1,257,876         727,299
 Depreciation and amortization .................        39,180         15,814           77,771          30,844
 Rent ..........................................        35,580         25,786           70,994          49,795
 Interest, net .................................        64,025         23,224          130,490          44,645
 Non-recurring charges(1) ......................            --         21,072               --          20,047
                                                     ---------       --------      -----------       ---------
   Total costs and expenses ....................       746,524        442,767        1,537,131         872,630
                                                     ---------       --------      -----------       ---------
   Earnings before income taxes and ex-

    traordinary items ..........................        70,334         15,123          134,877          46,384
Federal and state income taxes .................        28,837          5,898           55,300          18,090
                                                     ---------       --------      -----------       ---------
   Earnings before extraordinary items .........        41,497          9,225           79,577          28,294
Extraordinary items(2) .........................            --         18,168               --          18,168
                                                     ---------       --------      -----------       ---------
   Net earnings (loss) .........................     $  41,497       $ (8,943)     $    79,577       $  10,126
                                                     =========       ========      ===========       =========
Per Common Share -- (Basic)

   Earnings before extraordinary items .........     $    0.90       $   0.37      $      1.78       $    1.17
                                                     =========       ========      ===========       =========
   Net earnings (loss) .........................     $    0.90       $  (0.36)     $      1.78       $    0.42
                                                     =========       ========      ===========       =========
Per Common Share -- (Diluted)

   Earnings before extraordinary items .........     $    0.76       $   0.32      $      1.50       $    0.95
                                                     ---------       --------      -----------       ---------
   Net earnings (loss) .........................     $    0.76       $  (0.18)     $      1.50       $    0.43
                                                     =========       ========      ===========       =========
Weighted average shares (Basic) ................                                        44,770          24,273
                                                                                   ===========       =========
Weighted average shares (Diluted) ..............                                        56,081          34,951
                                                                                   ===========       =========

----------
(1) Consists primarily of (i) a gain in the first quarter of $7,578,000 realized on the shares of Capstone Pharmacy Services, Inc. common stock received in the sale of the Company's pharmacy division, (ii) the write-off in the first quarter of $6,555,000 of accounting, legal and other costs resulting from the proposed merger transaction with Coram and (iii) the payment in the second quarter to Coram of $21,000,000 in connection with the termination of the proposed merger transaction with Coram.

(2) Extraordinary items relate to extinguishment of debt. During the three and six months ended June 30, 1997, IHS recorded a loss on extinguishment of debt of $29,784,000, representing approximately (i) $23,554,000 of cash payments of premium and consent fees relating to the early extinguishment of $214,868,000 aggregate principal amount of IHS' senior subordinated notes and (ii) $6,230,000 of deferred financing costs written-off in connection with the early extinguishment of such debt. Such loss, reduced by the related income tax effect of $11,616,000, is presented in the statement of operations for three and six months ended June 30, 1997 as an extraordinary loss of $18,168,000.

BALANCE SHEET DATA:



                                                                     JUNE 30,
                                                                       1998

                                                                -----------------
                                                                 ($ IN THOUSANDS)

          Cash and temporary investments ....................       $   88,669
          Working capital ...................................          231,552
          Total assets ......................................        5,392,875
          Long-term debt, including current portion .........        3,187,277
          Stockholders' equity ..............................        1,454,779


     In March 1998 the Company sold five long-term care facilities to Omega Healthcare Investors, Inc. ("Omega"), a publicly-traded real estate investment trust, for approximately $50.5 million. Omega immediately leased these facilities to Lyric Health Care LLC ("Lyric") at an annual rent of approximately $4.95 million. Lyric is a newly-formed company 50% owned by IHS and 50% owned by TFN Healthcare Investors, Inc., an entity controlled by Timothy Nicholson, a director of the Company. The Company manages these facilities as well as five other long-term care facilities which the Company sold to Omega and Omega leased to Lyric in January 1998. The Company receives a base management fee of 3% of gross revenues, subject to increase if gross revenues exceed $350 million, and a franchise fee of 1% of gross revenues. The management agreement with Lyric provides for an incentive management fee equal to 70% of annual net cash flow (as defined in the management agreement). IHS did not recognize a gain or loss on the sale.

     In April 1998 the Company reached an agreement in principle to sell 44 facilities to Monarch Properties, Inc., a newly-formed real estate investment trust ("Monarch"), for an aggregate purchase price of approximately $371 million. It is currently contemplated that Monarch will lease 42 of these 44 facilities to Lyric, and that Lyric will engage the Company to manage the facilities pursuant to the arrangements described above. The transactions with Monarch and Lyric are subject to completion of definitive documentation and completion of Monarch's initial public offering, and there can be no assurance that the transaction will be completed on these terms, on different terms or at all. Dr. Robert N. Elkins, the Company's Chairman of the Board, Chief Executive Officer and President, is Chairman of the Board of Directors of Monarch, and it is currently contemplated that he will beneficially own between five and ten percent of Monarch following completion of Monarch's public offering.

     In April 1998 IHS acquired a company that operates 12 skilled nursing facilities for approximately $15.9 million. In April 1998 the Company also purchased, for an aggregate of approximately $5.5 million, seven companies which provide respiratory therapy services. The sellers of two of these respiratory businesses are Selling Stockholders hereunder. See "Selling Stockholders -- Transactions Involving Selling Stockholders."

     In May 1998 the Company acquired eight companies which provide respiratory therapy services for an aggregate of approximately $17.1 million and one company which provides mobile diagnostic services for approximately $2.8 million. The stockholders of the mobile diagnostic services company are Selling Stockholders hereunder. See "Selling Stockholders -- Transactions Involving Selling Stockholders."

     In June 1998 the Company purchased a skilled nursing facility which it had previously leased for approximately $12.0 million, eight companies which provide respiratory therapy services for an aggregate of approximately $9.5 million, a company which operates 30 skilled nursing facilities for approximately $53.0 million and a lithotripsy operation for approximately $11.9 million. The stockholders of the owner of the skilled nursing facility, the stockholders of the skilled nursing facility operator and the stockholders of the lithotripsy operation are Selling Stockholders hereunder. See "Selling Stockholders -- Transactions Involving Selling Stockholders."

     The Company has reached agreements in principle to purchase two skilled nursing facilities for approximately $16.7 million, a lithotripsy operation for approximately $10.2 million and 19 respiratory companies for an aggregate of approximately $33.4 million. There can be no assurance that any of these acquisitions will be consummated on these terms, on different terms or at all.

     In July 1998 the Company acquired a 69.03% partnership interest in a general partnership which provides lithotripsy services for $1,000,000. The seller of the partnership interest is a Selling Stockholder hereunder. See "Selling Stockholders -- Transactions Involving Selling Stockholders."

     On May 29, 1998, the Company called for redemption on June 29, 1998 all of its outstanding 6% Convertible Subordinated Debentures due 2003 (the "6% Debentures"). Of the $115,000,000 principal amount of 6% Debentures outstanding, holders of $114,799,000 principal amount of the 6% Debentures converted their 6% Debentures into an aggregate of 3,573,446 shares of Common Stock. Holders of the remaining $201,000 principal amount of 6% Debentures received a cash redemption aggregating $213,026 ($1,059.83 per $1,000 principal amount of the 6% Debentures), equal to approximately $34.05 per underlying share of Common Stock in lieu of conversion.

                                USE OF PROCEEDS

     The Company will not receive any proceeds from the sale of Common Stock by the Selling Stockholders.

                             SELLING STOCKHOLDERS

     The following table sets forth certain information as of June 25, 1998 (except as otherwise indicated) and as adjusted to reflect the sale of the Common Stock in the offering, as to the security ownership of the Selling Stockholders. Except as set forth below, none of the Selling Stockholders has held any position or office or had any other material relationship with the Company or any of its predecessors or affiliates within the past three years.


                                                                     SHARES OF                  SHARES OF
                                                                   COMMON STOCK                COMMON STOCK
                                                                   BENEFICIALLY                BENEFICIALLY
                                                                    OWNED PRIOR     SHARES     OWNED AFTER
                                                                    TO OFFERING   BEING SOLD     OFFERING

                                                                  -------------- ------------ -------------
AMERICAN MOBILE HEALTH SYSTEMS, INC.(1)
 Peter Hanson ...................................................      32,050        32,050         0
 Sol Lewin ......................................................      27,667        27,667
 CoreStates Bank, N.A., as escrow agent(2) ......................      12,982        12,982         0
FIRST COMMUNITY CARE, INC.(3) ...................................      59,376        59,376         0

REGIONAL MEDICAL SUPPLY, INC.(4)
Regional Medical Supply, Inc. ...................................      12,856        12,856         0
Crestar Bank, as escrow agent ...................................       1,895         1,895         0
MEDICARE CONVALESCENT AIDS OF PINELLAS, INC. D/B/A/ MEDAIDS(5)
 Arthur Tepper and Elizabeth Tepper, as Trustees FBO Arthur
   Tepper UTD 7/14/78, as amended ...............................      29,857        29,857         0
 Joseph D. Valenti, as Trustee FBO Joseph D. Valenti Revoca-
   ble Trust DTD 6/10/88 ........................................      28,573        28,573         0
 Samuel J. Jarczynski and Helen Leann Jarczynski JTWROS .........      10,901        10,901         0
 Thomas A. Valenti, as Trustee FBO Thomas A. Valenti, Trust

   DTD 5/22/96 ..................................................       2,785         2,785         0
 Steven G. Tepper ...............................................         557           557         0
 CoreStates Bank, N.A., as escrow agent(2) ......................      10,384        10,384         0
PRIME MEDICAL SERVICES, INC.(6)
 Lee T. McCarger ................................................      25,972        25,972         0
 Helen Leann Jarczynski .........................................       4,328         4,328         0
 Elizabeth Tepper ...............................................       2,597         2,597         0
 Bernice Brieley ................................................       1,731         1,731         0
 CoreStates Bank, N.A. as escrow(2) .............................       4,691         4,691         0
METROPOLITAN LITHOTRIPSY BUSINESS(7)
 Downstate Lithotripter LLC .....................................      89,253        89,253         0
 Lithotripter Corporation .......................................      32,993        32,993         0
 Long Island Lithotripter, LLC ..................................       9,941         9,941         0
 Metro/Litho L.P. ...............................................     155,475       155,475         0


                                                         SHARES OF                  SHARES OF
                                                       COMMON STOCK                COMMON STOCK
                                                       BENEFICIALLY                BENEFICIALLY
                                                        OWNED PRIOR     SHARES     OWNED AFTER
                                                        TO OFFERING  BEING SOLD      OFFERING

                                                      -------------- ------------ -------------
PREMIERE ASSOCIATES, INC.(8)
 Angell Family Limited Partnership ..................       3,219         3,219         0
 Jewel Austin .......................................      17,358        17,358         0
 Bruce W. Covell, Jr. ...............................      17,358        17,358         0
 Troy L. Curry, Jr. .................................      17,358        17,358         0
 Laverne P. Herzog(9) ...............................     316,769       316,769         0
 M. Rebecca Muenchow ................................      17,358        17,358         0
 W. Stuart Swain(9) .................................     316,769       316,769         0
HIALEAH(10)
 Medical Associates IV, Limited Partnership .........      68,259        68,259         0

INCON DEVELOPMENT, INC.(11) .........................      39,012        39,012         0

CORAM HEALTHCARE CORPORATION(12) ....................      26,367        26,367         0

----------
(1) The shares of Common Stock offered hereby represent shares received in connection with the Company's acquisition of American Mobile Health Systems, Inc. pursuant to an Agreement and Plan of Reorganization dated as of May 7, 1998. Of the shares of Common Stock being registered hereunder, 12,982 shares are currently being held in escrow to secure indemnification obligations and post-closing adjustments based on the collectibility of receivables.

(2) Does not include shares of Common Stock held in escrow for other acquisitions.

(3) The shares of Common Stock offered hereby represent shares received in connection with the Company's acquisition of substantially all the assets of First Community Care, Inc. pursuant to an Agreement for Sale and Purchase of Assets and Restrictive Covenants dated as of April 29, 1998.

(4) The shares of Common Stock offered hereby represent shares received in connection with the Company's acquisition of substantially all the assets of Regional Medical Supply, Inc. pursuant to an Agreement for Sale and Purchase of Assets and Restrictive Covenants dated as of March 20, 1998. Of the shares of Common Stock being registered hereunder, 1,895 shares are currently being held in escrow to secure indemnification obligations and post-closing adjustments based on the collectibility of receivables.

(5) The shares of Common Stock offered hereby represent shares received in connection with the acquisition by the Company of Medicare Convalescent Aids of Pinellas, Inc. d/b/a Medaids pursuant to the Agreement and Plan of Reorganization dated as of February 10, 1998. Of the shares of Common Stock being registered hereunder, 10,384 shares are currently being held in escrow to secure indemnification obligations and post-closing adjustments based on the collectibility of receivables.

(6) The shares of Common Stock offered hereby represent shares received in connection with the acquisition by the Company of Prime Medical Services, Inc. pursuant to the Agreement and Plan of Reorganization dated as of February 10, 1998. Of the shares of Common Stock being registered hereunder, 4,691 shares are currently being held in escrow to secure indemnification obligations and post-closing adjustments based on the collectibility of receivables.

(7) The shares of Common Stock offered hereby were received in connection with the acquisition by the Company of substantially all the assets of Downstate Lithotripter LLC, Lithotripter Corporation, Long Island Lithotripter, LLC and Metro/Litho L.P. pursuant to the Membership Interest

    Purchase Agreement dated as of April 7, 1998.

(8) The shares of Common Stock offered hereby represent shares received in exchange for the stock of Premiere Associates, Inc. ("Premiere") pursuant to an Agreement and Plan of Merger dated as of February 27, 1998. Under the agreement, IHS is obligated to issue additional shares of Common Stock if the working capital exceeds, and/or long-term liabilities are less than, specified levels.

(9) Of the 316,769 shares being registered hereunder on behalf of the Selling Stockholder, 23,087 shares are being held in escrow to secure indemnification obligations and post-closing adjustments to the merger consideration based on the levels of Premiere's working capital and long-term liabilities, 65,964 shares are pledged to Premiere to secure loans from Premiere and 47,953 shares are pledged to a subsidiary of Premiere to secure the purchase price of certain assets purchased by the Selling
    Stockholder from such subsidiary. The Selling Stockholders will use the proceeds from the sale of the pledged shares to repay such obligations.

(10) The shares of Common Stock offered hereby represent shares received in connection with the acquisition by the Company of the Hialeah Convalescent Home skilled nursing facility pursuant to the Property Purchase Agreement dated as of June 30, 1998.

(11) The shares of Common Stock offered hereby represent shares received in settlement of certain litigation between the Company and Incon Development, Inc..

(12) The shares of Common Stock offered hereby represent shares received in connection with the acquisition by the Company of a 69.03% partnership interest in South Georgia Lithotripsy Partners pursuant to a Partnership Interest Purchase Agreement dated as of June 1, 1998.

TRANSACTIONS INVOLVING SELLING STOCKHOLDERS

     On February 11, 1998, the Company acquired through merger all of the outstanding capital stock of Medicare Convalescent Aids of Pinellas, Inc. d/b/a Medaids, which operates a home respiratory and durable medical equipment business in the State of Florida. The merger consideration was $3.3 million, of which $2,683,000 was paid through the issuance of 83,057 shares of the Company's Common Stock (the "Medaids Shares"). The Medaids Shares are being offered hereby.

     On February 11, 1998, the Company acquired through merger all of the outstanding capital stock of Prime Medical Services, Inc., which operates a home respiratory and durable medical equipment business in the State of Florida. The merger consideration was $1.4 million, of which $1,174,000 was paid through the issuance of 39,319 shares of the Company's Common Stock (the "Prime Medical Shares"). The Prime Medical Shares are being offered hereby.

     On April 8, 1998, the Company acquired substantially all the assets of Regional Medical Supply, Inc., which operates a home respiratory and durable medical equipment business in the State of New Mexico. The purchase price for the assets and certain restrictive covenants agreed to by the seller and its shareholders was $725,000, of which $575,000 was paid through the issuance of 14,751 shares of the Company's Common Stock (the "Regional Medical Shares").The Regional Medical Shares are being offered hereby.

     On April 30, 1998, the Company acquired substantially all the assets of First Community Care, Inc., which operates a home respiratory and durable medical equipment business in the State of New York. The purchase price for the assets and certain restrictive covenants agreed to by the seller and its shareholders was $8.6 million, of which $2,282,000 was paid through the issuance of 59,376 shares of the Company's Common Stock (the "FCC Shares"). The FCC Shares are being offered hereby.

     On May 12, 1998, the Company acquired through merger all the outstanding capital stock of American Mobile Health Systems, Inc., which provides mobile x-ray, EKG, ultrasound, holter monitor, vision and audiology services and other fixed site examinations. The merger consideration was $2.8 million, which was paid through the issuance of 72,699 shares of the Company's Common Stock (the "AMHS Shares"). The AMHS Shares are being offered hereby.

     On June 18, 1998, the Company acquired all the assets of Downstate Lithotripter LLC, Metro/ Litho L.P. and Long Island Lithotripter, LLC and all the stock of Lithotripter Corporation, which provide office facilities, equipment and management services to Metropolitan Lithotripter Associates, PC, a professional corporation composed of approximately 200 urologists that provide renal lithotripsy and other services in the Greater New York metropolitan area. The purchase price for the assets and stock was $11.9 million, which was paid through the issuance of 40% of the membership interests of Allied Urological Services, LLC, a subsidiary of the Company which acquired the assets and stock, and 287,662 shares of the Company's Common Stock (the "Litho Shares"). The Litho Shares are being offered hereby.

     On June 25, 1998, the Company acquired all the outstanding stock of Premiere Associates Inc., which operates 30 skilled nursing facilities. The merger consideration was $53.0 million, of which $26.2 million represents net assumed liabilities and $26.8 million was paid through the issuance of 706,189 shares of Common Stock (the "Premiere Shares"). The Premiere Shares are being offered hereby.

     On June 30, 1998, the Company acquired the Hialeah Convalescent Home, a 276 bed skilled-nursing facility in Hialeah, Florida. The purchase price for the facility was $12.0 million, of which $2.5 million was paid through the issuance of 68,259 shares of the Company's Common Stock (the "Hialeah Shares"), $6.5
million was paid in cash and $3.0 million was paid through the issuance of promissory notes due in five equal annual installments beginning January 1, 1999. The Company may, at its election, pay such notes in cash or through the issuance of shares of Common Stock. The Hialeah Shares are being offered hereby.

     On July 8, 1998, the Company settled certain litigation brought by Incon Development, Inc. ("Incon") alleging breach of contract and other theories of recovery under an agreement between the Company and Incon. The settlement payment was $1.5 million, which was paid through the issuance of 39,012 shares of the Company's Common Stock (the "Incon Shares"). The Incon Shares are being offered hereby.

     On July 9, 1998, the Company acquired a 69.03% partnership interest in South Georgia Lithotripsy Partners, a Georgia general partnership engaged in the lithotripsy services business, and certain related assets. The purchase price for the partnership interest and the related assets was $1,000,000, which was paid through the issuance of 26,367 shares of the Company's Common Stock (the "Coram Shares"). The Coram Shares are being offered hereby.

                             PLAN OF DISTRIBUTION

     The Company is registering the Shares on behalf of the Selling Stockholders. All costs, expenses and fees in connection with the registration of the Shares offered hereby will be borne by the Company. Brokerage commissions, if any, attributable to the sale of Shares will be borne by the Selling Stockholders (or their donees and pledgees).

     Sales of Shares may be effected from time to time in transactions (which may include block transactions) on the New York Stock Exchange, in negotiated transactions, or a combination of such methods of sale, at fixed prices which may be changed, at market prices prevailing at the time of sale, or at negotiated prices. The Selling Stockholders have advised the Company that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their securities. The Selling Stockholders may effect such transactions by selling Common Stock directly to purchasers or to or through broker-dealers which may act as agents or principals. Such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Stockholder and/or the purchasers of Common Stock for whom such broker-dealers may act as agents or to whom they sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions). The Selling Stockholders and any broker-dealers that act in connection with the sale of the Common Stock might be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act and any commission received by them and any profit on the resale of the shares of Common Stock as principal might be deemed to be underwriting discounts and commissions under the Securities Act. The Selling Stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act. Liabilities under the federal securities laws cannot be waived.

     The holders of the Medaids Shares, as a group, and the holders of the Prime Medical Shares, as a group, have each agreed not to sell in excess of 30,000 shares of Common Stock during any 30-day period, the holders of the AMHS Shares, as a group, have agreed not to sell in excess of 50,000 shares of Common Stock during any 30-day period, the holders of the Premiere Shares, as a group, have agreed not to sell in excess of 130,000 shares in any 30-day period during the first 120 days after the date of this Prospectus and thereafter not more than 100,000 shares in any 30-day period, and the holders of the Litho Shares, as a group, have agreed not to sell more than 35,000 shares per day during the first 15 trading days after the date of this Prospectus and not more than 75,000 shares in any 30-day period thereafter. Each Selling Stockholder (other than Incon and the holder of the Coram Shares) has agreed to effect sales solely through Salomon Smith Barney.

     Because the Selling Stockholders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, the Selling Stockholders will be subject to prospectus delivery requirements under the Securities Act. Furthermore, in the event of a "distribution" of the Shares, such Selling Stockholder, any selling broker or dealer and any "affiliated purchasers" may be subject to Regulation M under the Securities Exchange Act of 1934, as amended, which Regulation would prohibit, with certain exceptions, any such person from bidding for or purchasing any security which is the subject of such distribution until his participation in that distribution is completed. In addition, Regulation M under the Exchange Act prohibits, with certain exceptions, any "stabilizing bid" or "stabilizing purchase" for the purpose of pegging, fixing or stabilizing the price of Common Stock in connection with this offering.

     The Selling Stockholders may be entitled under agreements entered into with the Company to indemnification against liabilities under the Securities Act.

                                 LEGAL MATTERS

     Certain legal matters with respect to the validity of the Common Stock offered hereby have been passed upon for the Company by Marshall A. Elkins, Esq., Executive Vice President and General Counsel of the Company. Mr. Elkins is the brother of Robert N. Elkins, the Company's Chairman of the Board, Chief Executive Officer and President. Mr. Elkins owns 17,299 shares of Common Stock and options to purchase 336,535 shares of Common Stock.

                                    EXPERTS

     The consolidated financial statements of Integrated Health Services, Inc. and subsidiaries as of December 31, 1996 and 1997 and for each of the years in the three-year period ended December 31, 1997 have been incorporated by reference in this Prospectus and elsewhere in the Registration Statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The report of KPMG Peat Marwick LLP refers to changes in accounting methods, in 1995, to adopt Statement of Financial Accounting Standards No. 121 related to impairment of long-lived assets and, in 1996, from deferring and amortizing pre-opening costs of Medical Specialty Units to recording them as expenses when incurred.

     The consolidated financial statements of First American Health Care of Georgia, Inc. as of December 31, 1994 and 1995 and for each of the years in the three-year period ended December 31, 1995 have been incorporated by reference in this Prospectus and in the Registration Statement from IHS' Current Report on Form 8-K/A, as amended (dated October 17, 1996), in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The report of KPMG Peat Marwick LLP contains an explanatory paragraph regarding the uncertainty with respect to certain contingent payments which may be payable under a settlement agreement with the Health Care Financing Administration.

     The consolidated financial statements of Community Care of America, Inc. as of December 31, 1995 and 1996 and for each of the years in the three-year period ended December 31, 1996 have been incorporated by reference in this Prospectus and in the Registration Statement from IHS' Current Report on Form 8-K (dated September 25, 1997) in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The report of KPMG Peat Marwick LLP refers to the change in accounting method in 1996 to adopt Statement of Financial Accounting Standards No. 121 relating to the impairment of long-lived assets.

     The financial statements of RoTech Medical Corporation as of July 31, 1996 and 1997 and for each of the years in the three year period ended July 31, 1997 incorporated in this Prospectus and in the Registration Statement by reference from IHS' Current Report on Form 8-K (dated October 21, 1997) have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

     The financial statements of selected facilities operated by Horizon/CMS Healthcare Corporation to be sold to Integrated Health Services, Inc. as of May 31, 1997 and 1996 and for each of the years in the two year period ended May 31, 1997 incorporated in this Prospectus and in the Registration Statement by reference from IHS' Current Report on Form 8-K (dated December 31, 1997) have been audited by Arthur Andersen LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

========================================================================             ===============================================

   NO PERSON IS AUTHORIZED IN CONNECTION WITH ANY OFFERING MADE HEREBY                              1,396,691 Shares
TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN
THIS   PROSPECTUS,   AND,  IF  GIVEN  OR  MADE,  SUCH  INFORMATION  OR
REPRESENTATION  MUST NOT BE RELIED UPON AS HAVING BEEN  AUTHORIZED  BY
THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A
SOLICITATION  OF AN OFFER TO BUY ANY  SECURITY  OTHER  THAN THE COMMON                              IHS LOGO OMMITTED]
STOCK  OFFERED  HEREBY,  NOR DOES IT  CONSTITUTE AN OFFER TO SELL OR A
SOLICITATION  OF AN OFFER TO BUY ANY OF THE SECURITIES  OFFERED HEREBY
TO ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH
AN OFFER OR SOLICITATION.  NEITHER THE DELIVERY OF THIS PROSPECTUS NOR                              INTEGRATED HEALTH
ANY SALE MADE  HEREUNDER  SHALL  UNDER ANY  CIRCUMSTANCES  CREATE  ANY                                SERVICES, INC.
IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY
DATE SUBSEQUENT TO THE DATE HEREOF.

        -------------------------------
              TABLE OF CONTENTS



                                         PAGE                                                          COMMON STOCK

                                        -----
Available Information ...............    2
Incorporation of Certain Documents by

   Reference ........................    3
The Company .........................    4                                                               -----------------
Risk Factors ........................    6                                                                  PROSPECTUS
Recent Developments .................   15                                                               -----------------
Use of Proceeds .....................   18
Selling Stockholders ................   18
Plan of Distribution ................   22
Legal Matters .......................   22
Experts .............................   23                                                                 July     , 1998

===================================================================                  ===============================================

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following is an itemized statement of the estimated amounts of all expenses payable by the Registrant in connection with the registration of the
Shares:


                                 ITEM                                        AMOUNT
---------------------------------------------------------------------   ---------------
     Registration Fee - Securities and Exchange Commission ..........    $ 12,927.69
     Legal, accounting and printing fees and expenses ...............      35,000.00*
     Miscellaneous ..................................................       2,072.31*
                                                                         -----------
        Total .......................................................    $ 50,000.00*
                                                                         ============

----------
* Estimated.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Under the DGCL, a corporation may include provisions in its certificate of incorporation that will relieve its directors of monetary liability for breaches of their fiduciary duty to the corporation, except under certain circumstances, including a breach of the director's duty of loyalty, acts or omissions of the director not in good faith or which involve intentional misconduct or a knowing violation of law, the approval of an improper payment of a dividend or an improper purchase by the corporation of stock or any transaction from which the director derived an improper personal benefit. The Company's Third Restated Certificate of Incorporation, as amended, provides that the Company's directors are not liable to the Company or its stockholders for monetary damages for breach of their fiduciary duty, subject to the described exceptions specified by the DGCL.

     Section 145 of the DGCL grants to the Company the power to indemnify each officer and director of the Company against liabilities and expenses incurred by reason of the fact that he is or was an officer or director of the Company if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The Company's Third Restated Certificate of Incorporation, as amended, and By-laws, as amended, provide for indemnification of each officer and director of the Company to the fullest extent permitted by the DGCL. In addition, IHS has entered into indemnity agreements with its directors and executive officers, a form of which is included as Exhibit 10.72 to IHS's Registration Statement on Form S-1, No. 33-39339, effective March 31, 1992.
Section 145 of the DGCL also empowers the Company to purchase and maintain insurance on behalf of any person who is or was an officer or director of the Company against liability asserted against or incurred by him in any such capacity, whether or not the Company would have the power to indemnify such officer or director against such liability under the provisions of Section 145. The Company has purchased and maintains a directors' and officers' liability policy for such purposes.

     The agreements pursuant to which the AMHS Shares, the FCC Shares, the Regional Medical Shares, the Medaids Shares, the Prime Medical Shares, the Litho Shares, the Premiere Shares, the Hialeah Shares and the Coram Shares were issued (Exhibits 2.1, 2.2, 2.3, 2.4, 2.5, 2.6, 2.7, 2.8 and 2.10, respectively) provide for indemnification by the sellers thereunder of the Company and its controlling persons, directors and officers for certain liabilities, including liabilities arising under the Securities Act.

ITEM 16. EXHIBITS.



 2.1     -- Agreement and Plan of  Reorganization  dated as of May 7, 1998 among
            Integrated Health Services, Inc., IHS Acquisition No. 37, Inc. and American Mobile Health Systems, Inc. and Peter Hanson and Sol Lewin.

2.2      -- Agreement for Sale and Purchase of Assets and Restrictive  Covenants
            made as of April 29, 1998 by and among First Community Care, Inc. ("Seller") each of the holders of capital stock of Seller, Northeast Medical Equipment, Inc. and Integrated Health Services, Inc.

2.3      -- Agreement for Sale and Purchase of Assets and Restrictive  Covenants
            made as of March 20, 1998 by and among Regional Medical Supply, Inc. ("Seller"), Keith Thomas and Laurie Nuckols, the shareholders of Seller, Integrated Health Services at Jefferson Hospital, Inc. and Integrated Health Services, Inc.

2.4      -- Agreement  and Plan of Merger  dated as of  February  10, 1998 among
            Integrated  Health  Services,  Inc.  and  RoTech  Oxygen  &  Medical
            Equipment, Inc. and Medicare Convalescent Aids of Pinellas, Inc. d/b/a Medaids and the Shareholders of the Constituent Corporations.

2.5      -- Agreement  and Plan of Merger  dated as of  February  10, 1998 among
            Integrated Health Services, Inc. and RoTech Oxygen & Medical Equipment, Inc. and Prime Medical Services, Inc. and the Shareholders of the Constituent Corporations.

2.6      -- Membership Interest Purchase  Agreement,  dated as of April 7, 1998, among Integrated Health Services, Inc., Downstate Lithotripter LLC, Metro/Litho L.P., Long Island Lithotripter, LLC and Lithotripter Corporation and Allied Urological Services, LLC, as amended as of May 4, 1998.

2.7      -- Agreement  and Plan of Merger  dated as of  February  27, 1998 among
            Integrated Health Services, Inc., Integrated Health Services at Hawthorne Nursing Center, Inc. Inc., and Pre- miere Associates, Inc. and its shareholders.

2.8      -- Property  Purchase  Agreement  dated  as  of  June  30,  1998  among
            Integrated Health Services, Inc., Integrated Health Services of Florida at Hollywood Hills, Inc., Medical Associates IV Limited Partnership, Hillco PCS (Hialeah) Limited Partnership, Medical Asset Fund, LLC, Todd P. Robinson, Dr. John J. Sheehan, Sr. and Hialeah Acquisition Fund, L.P.

2.9      -- Settlement  Agreement,  dated  as of July  8,  1998,  between  Incon
            Development, Inc. and Inte- grated Health Services, Inc.

2.10     -- Partnership  Interest Purchase Agreement,  dated as of June 1, 1998, among West Coast Cam- bridge, Inc., Integrated Health Services, Inc., T2 Medical, Inc. and Coram Healthcare Corporation.

4.1      -- Third Restated Certificate of Incorporation, as amended. (2)

4.2      -- Amendment to the Third Restated Certificate of Incorporation,  dated
            May 26, 1995. (3)

4.3      -- Certificate  of   Designation  of  Series  A  Junior   Participating
            Cumulative Preferred Stock (4)

4.4      -- By-laws, as amended. (5)

5        -- Opinion of Marshall A. Elkins, Esq.

23.1     -- Consents of KPMG Peat Marwick LLP.

23.2     -- Consent of Deloitte & Touche LLP.

23.3     -- Consent of Arthur Andersen LLP

23.4     -- Consent of Fulbright & Jaworski L.L.P. (included in Exhibit 5).

24       -- Power of Attorney (included on signature page).

99       -- Certified Resolution.

----------
(1) Incorporated herein by reference to the Company's Registration Statement on Form S-3 (No. 333-41973).

(2) Incorporated by reference to the Company's Registration Statement on Form S-3, No. 33-77754, effective June 29, 1994.

(3) Incorporated by reference to the Company's Registration Statement on Form S-4, No. 33-94130, effective September 15, 1995.

(4) Incorporated by reference to the Company's Current Report on Form 8-K dated September 27, 1995.

(5) Incorporated by reference the Company's Annual Report on Form 10-K for the year ended December 31, 1997.

ITEM 17. UNDERTAKINGS.

     (a) The undersigned registrant hereby undertakes:

       (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

          (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

          (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

     Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to
Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

       (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

       (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 15 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Owings Mills, State of Maryland on July 23, 1998.

                        INTEGRATED HEALTH SERVICES, INC.

                                        By:    /s/ ROBERT N. ELKINS

                                           ------------------------------------

                                           Robert  N.  Elkins,  Chairman  of the
                                           Board, President and  Chief Executive
                                           Officer

                               POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Robert N. Elkins and C. Taylor Pickett, jointly and severally, his true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this registration statement, and to file the same, with exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that each of said attorneys-in-fact and agents, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.


           SIGNATURE                             TITLE                      DATE

-------------------------------   ----------------------------------   --------------
        /s/ ROBERT N. ELKINS      Chairman of the Board, President     July 23, 1998
-----------------------------     and Chief Executive Officer
      (Robert N. Elkins)          (Principal Executive Officer)


       /s/ EDWIN M. CRAWFORD      Director                             July 23, 1998
-----------------------------
     (Edwin M. Crawford)

       /s/ KENNETH M. MAZIK       Director                             July 23, 1998
-----------------------------
      (Kenneth M. Mazik)

      /s/ ROBERT A. MITCHELL      Director                             July 23, 1998
-----------------------------
     (Robert A. Mitchell)

   /s/ CHARLES W. NEWHALL, III    Director                             July 23, 1998
-----------------------------
    (Charles W. Newhall, III)

     /s/ TIMOTHY F. NICHOLSON     Director                             July 23, 1998
-----------------------------
     (Timothy F. Nicholson)



           SIGNATURE                             TITLE                       DATE
-------------------------------   -----------------------------------   --------------
       /s/ JOHN L. SILVERMAN      Director                              July 23, 1998
-----------------------------
      (John L. Silverman)

       /s/ GEORGE H. STRONG       Director                              July 23, 1998
-----------------------------
      (George H. Strong)

       /s/ C. TAYLOR PICKETT      Executive Vice President-             July 23, 1998
-----------------------------     Chief Financial Officer (Principal
      (C. Taylor Pickett)         Financial Officer)

      /s/ W. BRADLEY BENNETT      Executive Vice President-             July 23, 1998
-----------------------------     Chief Accounting Officer
      (W. Bradley Bennett)        (Principal Accounting Officer)



                               INDEX TO EXHIBITS

 EXHIBIT                                                                    PAGE
   NO.                          DESCRIPTION                                  NO.
   ---                          -----------                                  ---

 2.1 -- Agreement and Plan of Reorganization dated as of May 7, 1998 among Integrated Health Services, Inc., IHS Acquisition No. 37, Inc. and American Mobile Health Systems, Inc. and Peter Hanson and Sol Lewin.

2.2 -- Agreement for Sale and Purchase of Assets and Restrictive Covenants made as of April 29, 1998 by and among First Community Care, Inc. ("Seller") each of the holders of capital stock of Seller, Northeast Medical Equipment, Inc. and Integrated Health Services, Inc.

2.3 -- Agreement for Sale and Purchase of Assets and Restrictive Covenants made as of March 20, 1998 by and among Regional Medical Supply, Inc. ("Seller"), Keith Thomas and Laurie Nuckols, the shareholders of Seller, Integrated Health Services at Jefferson Hospital, Inc. and Integrated Health Services, Inc.

2.4 -- Agreement and Plan of Merger dated as of February 10, 1998 among Integrated Health Services, Inc. and RoTech Oxygen & Medical
         Equipment, Inc. and Medicare Convalescent Aids of Pinellas, Inc. d/b/a Medaids and the Shareholders of the Constituent Corporations.

2.5 -- Agreement and Plan of Merger dated as of February 10, 1998 among Integrated Health Services, Inc. and RoTech Oxygen & Medical Equipment, Inc. and Prime Medical Services, Inc. and the Shareholders of the Constituent Corporations.

2.6 -- Membership Interest Purchase Agreement, dated as of April 7, 1998, among Integrated Health Services, Inc., Downstate Lithotripter LLC, Metro/Litho L.P., Long Island Lithotripter, LLC and Lithotripter Corporation and Allied Urological Services, LLC, as amended as of May 4, 1998.

2.7 -- Agreement and Plan of Merger dated as of February 27, 1998 among Integrated Health Services, Inc., Integrated Health Services at Hawthorne Nursing Center, Inc. Inc., and Pre- miere Associates, Inc. and its shareholders.

2.8   -- Property  Purchase  Agreement  dated  as  of  June  30,  1998  among
         Integrated Health Services, Inc., Integrated Health Services of Florida at Hollywood Hills, Inc., Medical Associates IV Limited Partnership, Hillco PCS (Hialeah) Limited Partnership, Medical Asset Fund, LLC, Todd P. Robinson, Dr. John J. Sheehan, Sr. and Hialeah Acquisition Fund, L.P.

2.9 -- Settlement Agreement, dated as of July 8, 1998, between Incon Development, Inc. and Inte- grated Health Services, Inc.

2.10 -- Partnership Interest Purchase Agreement, dated as of June 1, 1998, among West Coast Cam- bridge, Inc., Integrated Health Services, Inc., T2 Medical, Inc. and Coram Healthcare Corporation.

4.1   -- Third Restated Certificate of Incorporation, as amended. (2)

4.2 -- Amendment to the Third Restated Certificate of Incorporation, dated May 26, 1995. (3)

4.3   -- Certificate  of   Designation  of  Series  A  Junior   Participating
         Cumulative Preferred Stock (4)

4.4   -- By-laws, as amended. (5)

5     -- Opinion of Marshall A. Elkins, Esq.

23.1  -- Consents of KPMG Peat Marwick LLP.

23.2  -- Consent of Deloitte & Touche LLP.

23.3  -- Consent of Arthur Andersen LLP

23.4  -- Consent of Fulbright & Jaworski L.L.P. (included in Exhibit 5).

24    -- Power of Attorney (included on signature page).

99    -- Certified Resolution.
----------
(1) Incorporated herein by reference to the Company's Registration Statement on Form S-3 (No. 333-41973).

(2) Incorporated by reference to the Company's Registration Statement on Form S-3, No. 33-77754, effective June 29, 1994.

(3) Incorporated by reference to the Company's Registration Statement on Form S-4, No. 33-94130, effective September 15, 1995.

(4) Incorporated by reference to the Company's Current Report on Form 8-K dated September 27, 1995.

(5) Incorporated by reference the Company's Annual Report on Form 10-K for the year ended December 31, 1997.